

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
20549-0408

June 8, 2006

Robin Young
President
Globalink, Ltd.
#202, 426 Main Street
Vancouver, B.C. V6A 2T4

Re: Globalink, Ltd.
   Form SB-2, filed May 10, 2006
   File Number 333-133961

Dear Mr. Young:

We have given a full review to your Form SB-2 and have the following comments. Where indicated, we think this document should be revised in response to our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   In your amendment please provide bold face type and other type differences in the same manner as in the final printing so that we can consider them. Note, for example, that the cover page reference to risk factors and the SEC legend need to be provided in bold face type.

Summary, page 5

2.   Under appropriate heading, please disclose the minimum amount you feel you need to raise in order to continue minimal operations for the next 12 months.

Also disclose the amount you feel you need to raise in order to establish profitable operations or, if this is too uncertain to project, to establish revenue generating operations. This latter mount appears to include, for example, a significant marketing component.

3. Since there is no minimum offering level, disclose how you will raise the above amounts if you are unable to do so in this offering. If you do not know how you will do this you need to say so. Please also address this and the prior comment at Use of Proceeds, page 18.

Globalink, page 5

4. Indicate when you formed the company and began working on the website.

Operations, page 5

5. Please revise this text to delete the notion that you "will" be able to develop your planned website since this is not certain. Please also note elsewhere in the filing where you use similar language.

6. Please summarize the most important aspects of your business. This seems to include that your company is a development stage company with no operations or revenue.

7. Please disclose that you only have three officers who are also your only directors and you have no employees. Also indicate the amount of time these persons will give to the company and that these persons have no prior experience in developing and running a website.

8. Please disclose the current development status of your website, earliest date by which you believe you can establish a revenue generating website and by which you believe you can achieve profitable operations.

9. You seem to say later in the filing that acquiring a hotel booking company is an essential component of your plan. If so, please discuss this here together with your progress in this regard.

Risk Factors, page 6

10. Several of your risk factors indicate that you cannot guarantee or assure a specific result when the real risk is not your inability to give assurance, but the underlying situation. Please revise to remove this language.

11. As a separate risk factor, please address the company's ability to continue if only a small number of shares are sold.

12. Where appropriate disclose who is developing your web site and consider including a risk factor addressing this person as a key employee.

We can not guarantee that $50,000 will be enough..., page 6

13. The $50,000 figure that you use here does not appear meaningful since you do not include the other essential costs that you say are required. Please indicate the minimum cost that you feel will be required to begin generating revenue or some other meaningful figure.

14. Please limit this risk factor to the uncertainty of your estimated costs. Provide other risks such as competition under more appropriate heading.

We have no employees..., page 8

15. Please make sure that your headings reflect the risk you describe. For example, you disclose that your officers have limited experience but you also disclose that they have limited time to devote to the company. Note also for your risk factor at "The ability to continue our business is dependent upon..." The risks you describe there include both financing uncertainty and that hotels and their customers may not want to use your site. Please break this up into at least two separate risks.

Your vote may not affect the outcome of ..., page 10

16. Please reconcile the 80% and 30% figures.

We may have difficulty scaling and adapting..., page 11

17. Please avoid trade jargon and technical terms such as "architecture," used at this heading. If retained, explain what you mean by such terms at their first use.

We depend upon third parties...., page 12

18.   Please describe the problems you reference at the end of the first paragraph, with quantification to the extent feasible.

Our operations could be significantly hindered by the occurrence of a natural disaster...., page 12

19.   Avoid generic risk factors so that your reader can focus on the most important risks that you face. This risk is true for almost any company. Either revise this risk factor to explain how it is a particular risk for your company or consider deleting it. Note also for risk factors numbered 21, 22 and 24.

Companies such as Yahoo...., page 23

20.   Here and elsewhere in the filing, please delete financial figures for other companies, such as you provide at the end of this risk factor. This type of information is not considered meaningful without complete financial statements, which are inappropriate for inclusion by another company. Note also on page 16.

Operations, page 16

21.   Delete promotional text such as that in the second paragraph that another similar company is "very successful" and in the fourth paragraph phrases such as "continue to surge" and that the potential is "huge."

22.   Please explain how you believe you will be able to compete with the various, large, established companies with which you plan to compete.

Marketing Strategy, page 17

23.   We note the widely variable funding levels for marketing, depending on the offering level. Please quantify the marketing costs you believe necessary for the first year and how you will spend the funds at the various levels described on page 19.

24.   Disclose which hotel suppliers referenced in the third paragraph you believe will use your site and why.

Reports to Security Holders, page 18

25. Clarify at the last sentence that you will be an electronic filer and that your filings will be available on the EDGAR system.

Use of Proceeds, page 18

26. Please explain why you have chosen $625,000 as the minimum level of breakdown.

27. Please breakdown your allocations for each category assuming you only reach the minimum amount you feel is required to operate for twelve months and, if different, the amount you feel is required to begin meaningful operations.

28. Please discuss how the $1.2 million in salary will be allocated, that is between the current officers and other employees that you may add. Please also note at any other significant levels of salary allocation, at other proceed levels. Include similar disclosure at Executive Compensation, page 25, as warranted.

Dilution, page 19

29. Please include the information required Item 506(a) of Reg. S-B.

30. Your calculation of dilution, as a percentage of offering price for the $1.25 million and $0.625 million funding levels, does not appear to be mathematically accurate. Please revise your dilution table to be correct.

31. Please revise to present an amount for the line item "Increase per common share attributable to investors" for the $0.625 million funding levels.

Determination of the offering price, page 20

32. Please disclose that in the prior issuance the purchases received 75 shares for each $1 paid to the company in cash or services.

33. Please disclose whether or not there have been any material changes that you believe have affected the stock price since you issued stock at $.013 per share.

Results of Operations, page 22

34. On page 23, please disclose the goal of your "business plan," referenced in the second paragraph. Also quantify the cost to complete the website and market your website as described or ensure that this information is appropriately disclosed elsewhere in the filing.

35. With consideration to disclosure in the filing, please advise us as to the nature and terms of the hotel booking agency purchase referenced in the first full paragraph on page 24.

Management, page 24

36. Please indicate how Mr. Young obtained his "numerous years of experience" in import/export trading and the like.

37. Please provide the dates of employment, title, name of company and nature of operations, if need be, for Mr. Choi over the past five years.

Description of Capital Stock, page 27

38. Please delete the first sentence statement that you are providing "brief summaries." You need to provide a description of the material features of the securities being registered.

Legal Matters, page 31

39. Please describe the legal matters considered.

Audited Financial Statements

Registered Auditor's Report, page 35

40. Please revise your audit opinion to refer to the standards of the Public Company Accounting Oversight Board. Refer to Standard No. 1 of the PCAOB and SEC Release 34-49707.

41. We note that an explanatory paragraph regarding your ability to continue as a going concern has been included in your audit opinion. AU Section 341 requires an audit opinion including a going concern explanatory paragraph to explicitly

include the phrases "substantial doubt" and "going concern." Please revise your opinion accordingly.

42.   Please revise your audit opinion to place your explanatory paragraph after your opinion paragraph. Refer to AU Section 341.

Balance Sheet, page 36

43.   Please revise your presentation to include a line item labeled "deficit accumulated during the development stage." Refer to paragraph 11(a) of SFAS 7.

44.   Please revise your presentation to state on the face of your balance sheet the number of shares of stock issued and outstanding, the title of the issue, and the number of shares authorized.

45.   Please revise your presentation to include separate captions for common stock and additional paid-in-capital. Please also revise your Statement of Shareholders' Equity to reflect all transactions impacting these accounts.

Statements of Stockholder's Equity, page 38

46.   Please revise your statement of stockholder's equity to include all of the disclosures required by paragraph 11(d) of SFAS 7.

Statements of Cash Flows, page 39

47.   We note that you have recognized a $50,000, financing cash inflow. This appears to contradict your disclosure on page 38, which presents $15,000, related to the issuance of shares in exchange for services, which is a non-cash transaction. Please revise your statement of cash flows to exclude all non-cash transactions.

Notes to Financial Statements

General

48.   We note that there is not a footnote 3(g) and Note 4. Please revise the numbering scheme of your footnotes to present the notes in chronological order.

Note 3: Accounting Policies

General

49.   Please revise to address the impact of the newly issued accounting pronouncements. Refer to the guidance in SAB Topic 11: M, which states the requirements regarding recently issued accounting pronouncements.

50.   Please revise your disclosure to include a description of the specific nature of your accounts receivable and your accounting policy for any allowance for uncollectible accounts. In your description, please discuss how management establishes and validates the accuracy of this estimate for losses.

51.   We note on page 19 that you have entered into a lease agreement. Please revise to include a description of your accounting policy for this lease.

a) Translation of foreign currencies, page 40

52.   Please revise your disclosure to clarify the currency you have designated as your functional currency. If your functional currency is not the US Dollar, please disclose why no translation adjustment is reflected in your financial statements. Please refer to SFAS 52.

d) Stock Based Compensation, page 41

53.   We note that your current accounting policy for stock based compensation does not meet the requirements of US GAAP. Please revise your policy regarding stock based compensation to comply with the requirements of SFAS 123(R).

f) Impairment of long-lived assets, page 41

54.   We note that your accounting policy refers to SFAS 12. SFAS 12 applies to the accounting treatment of marketable securities, and that pronouncement was superseded by SFAS 115. As applicable, please revise your policy to discuss the accounting treatment of investments in debt and equity securities under SFAS 115 and the accounting requirements for impairment of long-lived assets under SFAS 144.

h) Basic and diluted loss per share, page 41

55.   Please revise to include the disclosures required by paragraphs 40 and 41 of SFAS 128.

Note 5: Advances from Shareholders, page 42

56.   We note that you have received advances from your shareholders, which are non-interest bearing. Please disclose the specific nature of the advances and how you considered paragraphs 36, 37, and 66 of SFAS Concept Statement No. 6 in determining that the advances from the related parties qualified for presentation as a liability instead of equity.

Note 6: Capital Stock, page 42

57.   We note your schedule of shares issued and the values assigned to such shares. The value $0.13 per share does not appear to be mathematically accurate. We believe the implied price per share is $0.013. Please revise the price per share or tell us how you have calculated the price presented.

58.   Please revise to disclose how management determined the value of the shares issued in exchange for services. In your revision, please include a discussion of the nature of the services and specify if the services were rendered by a related party.

59.   Please tell us how the values assigned to the shares issued for services in February 2006 relate to the estimated offering price of your common stock. In your analysis, please include the following:

- Discuss and quantify the impact on your fair value of any events that occurred between the dates the shares were issued and the date the registration statement was filed.

- Reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values asserted in your analysis.

- Describe significant intervening events within the company and the broader market that explain the changes in fair value of your common stock up to the filing of the registration statement.

- Highlight any transactions with unrelated parties believed to be objective evidence of fair value, including your issuances of convertible preferred shares.

Robin Young
Globalink, Ltd.
June 8, 2006,
Page 10

General - Accounting

60. To the extent that the effectiveness of your registration statement is delayed,
     please amend your filing to include an audited balance sheet and related financial
     statements that are as of a date within 135 days of the filing of your next
     amendment. Refer to Item 310(a) of Regulation S-B.

61. Please include an updated consent in your pre-effective amendment.

* * * * *

As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of your amendments to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested supplemental information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings reviewed by the staff to be certain that they have provided all information investors
require for an informed decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the
effective date of the pending registration statement, it should furnish a letter, at the time of such
request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with respect
  to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility for
  the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the
  Commission or any person under the federal securities laws of the United States.

Robin Young
Globalink, Ltd.
June 8, 2006,
Page 11

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Direct any questions on accounting matters to Margaret Fitzgerald, at 202-551-3556 or to Paul Cline, Senior Accountant, at 202-551- 3851. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3698.

Sincerely,

Mark Webb
Legal Branch Chief

By fax: Jody Walker
        Fax number: 303-220-9902